SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

[redacted]

08004284

Our Ref: 19160-10120

July 31, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

Encl.

HK1 396903v.18

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

CLARIFICATION ANNOUNCEMENT

This announcement is intended to clarify certain statements reported by the press on 29 July 2008.

The board of directors (the "**Board**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") have noted various press articles in which Mr. Wei Ing Chou ("**Mr. Wei**"), the Chairman and Chief Executive of the Company was quoted as having stated that the Company planned to spin-off certain of its businesses in two years.

The Board would like to clarify that Mr. Wei spoke about his birthday wishes at a social function and the Company currently does not have any plan to spin-off any of its operations. The Board therefore considers that the press articles were inaccurate.

The Company is not aware of any negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, nor is the board of directors of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This announcement is made by the order of the Board, of which the directors individually and jointly accept responsibility for the accuracy of the information contained in this announcement.

Shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Tingyi (Cayman Islands) Holding Corp.
IP Pui-Sum
Company Secretary

Hong Kong, 30 July 2008

As at the date of this announcement, the executive directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; and the independent non-executive directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

* For identification purposes only

END